April 11, 2008

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Kevin Vaughn, Branch Chief
Mr. Martin James, Senior Assistant Chief Accountant
Ms. Tara Harkins, Staff Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Photon Dynamics, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007, File No. 000-27234

Dear Messrs. Vaughn and James and Ms. Harkins:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 28, 2008 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “Form 10-K”) of Photon Dynamics, Inc. (the “Company”).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have restated your comments in full (in italics) and keyed our responses to the numbering of the comments in your letter.

5970 Optical Court, San Jose, CA 95138	PHONE 408 226 9900	FAX 408 226 9910

Form 10-K For the Fiscal Year Ended September 30, 2007

Item 8.  Financial Statements and Supplementary Data, page 69

Consolidated Statement of Operations, page 74

1.
We note from page 54 that your revenues from customer support and spare parts represented approximately 28% and 9% of total revenue for fiscal 2007 and 2006, respectively.  Please revise future filings to provide separate disclosure of revenues from sales of products and revenues from services and separate the related costs and expenses for products and services on your Statements of Operations.  Alternatively, please explain why you do not believe this is required.  Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulations S-X.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will provide separate disclosure of revenues from sales of products and revenues from services and separate the related costs and expenses for products and services on our Statements of Operations.

Consolidated Statements of Cash Flows, page 76.

2.
You present cash flows under the indirect method and begin your reconciliation with net income (loss) from continuing operations.  Please revise future filings to be consistent with paragraph 28 of SFAS 95 which states that companies should adjust, and therefore begin with “net income” in presenting operating cash flows under the indirect method.

Response:

We acknowledge the Staff’s comment and confirm that in future filings our presentation of cash flows will be consistent with paragraph 28 of SFAS 95.

5970 Optical Court, San Jose, CA 95138	PHONE 408 226 9900	FAX 408 226 9910

Notes to Consolidated Financial Statements, page 77

Note 8.  Financial Instruments, page 98

3.
We note that you held $16.2 million in auction-rate securities and $4 million in mortgage-backed securities as of September 30, 2007.  In your future filings, as applicable, please clearly discuss the nature of the material aspects of those securities as necessary to provide your investors with information necessary for a clear understanding of your balance sheet items.  For example, as appropriate, identify the nature of those securities that you hold, the credit rating of those securities, indicate what factors may affect the value or liquidity of those securities, disclose how the interest rates on those investments will be determined and any material risks.  Also, if those securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty.  Refer to Item 303(a) of Regulations S-K.  Also add any appropriate disclosure required by Item 305 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will provide enhanced disclosure with respect to any auction-rate or mortgage-backed securities that we may hold, consistent with the guidance set forth in the Staff’s comment above and Item 303(a) and Item 305 of Regulation S-K.

4.
In your future filings, as applicable, revise the “Critical Accounting Policies” section of “Management’s Discussion and Analysis” to discuss the material accounting estimates and assumptions you make in valuing the aforementioned securities that you hold.  Describe the process by which you determine the value of those securities, the levels of judgment involved and the susceptibility of the resulting value to changes in your estimates and assumptions.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will revise the “Critical Accounting Policies” section of “Management’s Discussion and Analysis” to discuss the material accounting estimates and assumptions that we make in valuing any auction-rate or mortgage-backed securities that we may hold, together with a description of the process by which we value those securities, the levels of judgment involved in making such valuations and the susceptibility of the resulting value to changes in our estimates and assumptions.

5970 Optical Court, San Jose, CA 95138	PHONE 408 226 9900	FAX 408 226 9910

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If you have any questions or wish to discuss any part of this letter, please do not hesitate to contact me at (408) 360-3159.

Very truly yours, /s/ Carl C. Straub Jr. Carl C. Straub Jr. General Counsel and Secretary

cc:     William M. Kelly, Davis Polk & Wardwell

5970 Optical Court, San Jose, CA 95138	PHONE 408 226 9900	FAX 408 226 9910